News Release 20-01

January 3, 2020

SSR MINING SECURES C$2.1 MILLION GAIN FROM EXERCISE OF SILVERCREST EQUITY PARTICIPATION RIGHT

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) is pleased to announce that it has elected to exercise its equity participation right pursuant to its agreement with SilverCrest Metals Inc. (TSX:SIL) (NYSE American: SILV) (“SilverCrest”) dated November 28, 2018 to purchase on a private placement basis 1,819,074 common shares of SilverCrest at the same price per share as the bought deal public offering announced by SilverCrest on December 3, 2019 (the “Private Placement”). The additional shares will be acquired at a price of C$7.28 per common share for total consideration of C$13.2 million.

In conjunction with the Private Placement, we have entered into a transaction with a third party to divest of the 1,819,074 SilverCrest common shares to be acquired pursuant to the Private Placement at a price of C$8.45 per common share for a pre-tax gain of approximately C$2.1 million. Following the disposition, we will own 9,000,645 common shares in SilverCrest.

Paul Benson, President and CEO of SSR Mining said, “This transaction presents an attractive outcome for both companies, it delivers SSR Mining shareholders an immediate financial gain while providing SilverCrest additional capital for the continued exploration and development of the Las Chispas project.”

Closing of the Private Placement is expected to occur on or about January 10, 2020 and is subject to the receipt by SilverCrest of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the expected closing date of the Private Placement; and the receipt of all required regulatory approvals, including the approval of the Toronto Stock Exchange. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set out above, you should not place undue reliance on forward-looking statements.

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